EXHIBIT 21

SUBSIDIARIES OF BIOLOGIX HAIR INC.
The following is a list of subsidiaries of Biologix Hair Inc., a Nevada Corporation, as of January 10, 2013.   Biologix Hair Inc. (Nevada) owns, directly or indirectly, 100% of the voting securities of each of the listed subsidiaries.

Biologix Hair Inc.	Florida
Biologix Hair (Canada) Inc.	Canada
Biologix Hair Science Ltd.	Barbados
Biologix Hair, Panama S.A	Panama
Biologix Hair South America S.A.	Panama
Biologix Hair (Hong Kong) Limited	Hong Kong